Exhibit 99.4

☐                ⬛

PROQR THERAPEUTICS N.V.

Proxy For Extraordinary General Meeting of Shareholders

The undersigned,

(name)

(address)

(postal code and town)

(country)

hereinafter referred to as the “Shareholder”, acting in his/her/its capacity of registered holder of ............................................................. (number) of shares in the capital of ProQR Therapeutics N.V. (the “Company”), hereby declares to grant a proxy to:

René Beukema, Zernikedreef 9, 2333 CK Leiden, the Netherlands, to represent the Shareholder at the EGM of the Company and to speak on behalf of the Shareholder and to vote on the shares in respect of the items on the agenda for the EGM, in the manner as set out below:

⬛ 1.1	(Continued and to be signed on the reverse side.)	14475 ⬛

2018 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PROQR THERAPEUTICS N.V.

February 19, 2018

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i Please detach along perforated line and mail in the envelope provided. i

⬛ 00003030000000000000 4	021918

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		Agenda Item:		FOR	AGAINST	ABSTAIN
		3.	Delegation to the Management Board of the authority (i) to issue ordinary shares, (ii) to grant rights to subscribe for such shares and (iii) to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares	☐	☐	☐

		4.	Amendment of Articles of Association	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: ∎	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	∎

POWER OF ATTORNEY

EGM PROQR THERAPEUTICS N.V.

FEBRUARY 19, 2018

Note: If you hold your shares through a bank, a financial institution, or other financial intermediary, you are considered a “beneficial owner” and you should follow the instructions and use the voting instrument provided by the bank or intermediary, financial institution, account holder or other financial intermediary that holds your shares.

Company: (full name)
a legal entity organized and existing under the laws of: (country)
with its corporate seat in: (city)
having its offices in: (address)

OR
Natural Person: (full name) having his or her address at (address) in: (city, country)

(the “Grantor”) herewith grants a power of attorney to (please check the box that is applicable – if no box is checked the power of attorney will be deemed to have been granted to Rene Beukema):

☐                                                                  (possibility to include name of authorized person)

☐     Rene Beukema, managing director of ProQR (as defined below),

to represent the Grantor, as shareholder of ProQR Therapeutics N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“ProQR”), with its corporate seat in Leiden, The Netherlands, with address Zernikedreef 9, 2333CK Leiden, The Netherlands, at the Extraordinary General Meeting of Shareholders of ProQR to be held at the offices of ProQR, Zernikedreef 9, 2333CK Leiden, the Netherlands, on February 19, 2018 at 16:00 hrs. (CET) (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all meeting and voting rights attached to the shares in the capital of ProQR which were held by the Grantor at the record date of the General Meeting January 22, 2018 and (ii) to vote on all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 3	Renewal of the delegation to the Management Board of the authority (i) to issue ordinary shares, (ii) to grant rights to subscribe for such shares and (iii) to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 4 Amendment of Articles of Association

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

The person granted a power of attorney above hereinafter referred to as the “Attorney”.

The Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by ProQR to perform, directly or indirectly, acts in Grantor’s name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants having full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

Signed in __________________________ on ____________, 2018.

Please email a copy to:

ProQR Therapeutics N.V.

Attn. Investor Relations dept.

email: ir@proqr.com; legal@proqr.com

Please mail the original power of attorney to:

ProQR Therapeutics N.V.

Attn. Legal dept.

Zernikedreef 9

2333 CK Leiden

The Netherlands